SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

INTERNAL RULES OF THE STATUTORY AUDIT COMMITTEE

CHAPTER I
THE STATUTORY AUDIT COMMITTEE

Art. 1 The Statutory Audit Committee (“CAE”) is a corporate body of advice and instruction directly reporting to the Board of Directors of TIM PARTICIPAÇÕES S.A. (“Company”) governed by the laws and regulations issued and in force, by the regulatory bodies of the capital market and stock exchange where the Company's securities are listed, by articles 28, 29 and 30 of the Bylaws, as well as by these Internal Rules ("Rules").

Art. 2 The CAE will report to the Board of Directors and will maintain an effective relationship with the Executive Board, internal and independent auditors and with the Company's Fiscal Council.

Art. 3 Being an advisory body of the Board of Directors, CAE's decisions are recommendations for the Company’s Management and should be followed by the relevant analysis to support them.

Art. 4 The objectives of the CAE is to supervise the quality and integrity of financial reporting, the compliance with legal regulations, regulatory and statutory requirements, process adequacy related to risk management and activities of internal and independent auditors, as well as to supervise and assess the execution of agreements of any nature between the Company or its controlled companies, on one side, and the controlling shareholders or its controlled companies, affiliated or under the same control or the controlling of the last one, or related parties to the Company.

Sole paragraph: In addition to its normal administrative tasks, the CAE also acts as the Company’sAudit Committee, in accordance with the provisions of the Sarbanes Oxley Act, to which the Company is subject, like any other company registered with the US Securities and Exchange Commission (SEC).

CHAPTER II
COMPOSITION, MANDATE AND INVESTITURE

Art. 5. CAE will consist of a minimum of 3 (three) and a maximum of 5 (five) members, elected by the Board of Directors, for a 2 (two) year mandate, that will correspond to the mandate of the members of the Board of Directors, with reelection allowed for a maximum period of 10 (ten) years.

Sole paragraph. The CAE member’s assignment cannot be delegated, and must be exclusively carried out by the elected members.

Art. 6 In accordance with the rules published by the regulatory bodies of the capital market:

I. at least 1 (one) of the members of the Board of Directors must be part of the CAE;

II. at least 1 (one) of the CAE members must have proven experience in corporate financial and accounting matters;

III. all CAE members must be independent, as set out in Paragraph 3 below; and

IV. all CAE members must comply with the requirements laid down in art. 147 of Law no. 6,404 dated as of 15 December 1976, ("Law 6,404/76").

Paragraph 1. In order to fulfill the requirement concerning the proven experience in corporate financial and accounting matters, as indicated in item II of the main section of this article, the CAE member must have:

I. knowledge of the generally accepted accounting principles and financial statements;

II. ability to assess the application of these principles to main accounting judgments;

III. experience in preparing, auditing, analyzing or evaluating financial statements which have the same level of comprehensiveness and complexity as the Company’s financial statements;

IV. education level compatible with the knowledge required in corporate financial and accounting matters for CAE activities; and

V. knowledge of internal controls and corporate financial and accounting procedures.

Paragraph 2. Compliance with the requirements indicated above in paragraph 1 must be demonstrated by documentation, which must be kept at the Company's head offices for 5 (five) years, starting from the last day of the mandate of the CAE member.

Paragraph 3. To fulfill the requirement of independence referred to in item III of the main section of this article, the CAE member:

I. cannot be, or have been in the last 5 (five) years: (a) an Executive Officer or employee of the Company, its controlling, controlled, parent company or company directly or indirectly under common control; or (b) a technical manager of the team involved in the auditing of the Company; and

II. cannot be a spouse, a relative of up to third degree either in the direct or indirect consanguine  line , and a relative in law of up to second degree , to the persons mentioned on the item above.

Paragraph 4. Officers of the Company, its controlled, controlling, parent company or companies directly or indirectly under common control are prohibited from becoming CAE members, on any occasion.

Art. 7 Apart from death, resignation, removal from office and other cases provided by the law, the position will become vacant when the CAE member does not attend, without valid reason, 2 (two) meetings in a row or 3 (three) interspersed during the year.

Sole Paragraph. In the occurrence of a vacancy that reduces the CAE members number less than 3 (three), the Board of Directors will meet to elect new members, to complete the current term.

Art. 8 Upon his/her appointment, each CAE member will sign: the statement of investiture; the statement of consent with this Rules, the Code of Ethics and Conduct, the Disclosure Guidance Manual and Policies on the Use of Information and Securities Trading of the Company, the New Market Regulations; they will also sign a statement to declare that there is no impediment under these Rules and pursuant to Art. 147 of Law 6,404/76.

SECTION I
THE COORDINATOR OF THE STATUTORY AUDIT COMMITTEE

Art. 9 The CAE will have a coordinator elected by the majority of its members.

Art. 10 The CAE Coordinator will:

I. ensure the good efficacy and good performance of the body;

II. ensure the efficacy of the systems, adopted by the CAE or its members, for monitoring and assessing matters regarding the activities carried out by this Committee;

III. propose an annual calendar of CAE meetings;

IV. organize and coordinate the agenda for meetings, after hearing the other members of the CAE and the Board of Directors, as well as provide the necessary information related to the subjects for discussion on the agenda will be promptly sent to the CAE members;

V. summon, install and chair CAE meetings, as well as appoint the Secretary of the Meeting, who will be responsible for the recording of the minutes of meetings;

VI. on behalf of the CAE, summon Executive Officers, executives, employees and partners of the Company, who have information or deal with matters included in the items on the agenda or deal with matters related to CAE activities;

VII. represent the CAE when dealing with the Board of Directors, the Board of Executive Officers, internal and external auditors, Fiscal Council and the Company's internal committees, signing, when required, correspondence, invitations and reports addressed to them;

VIII. forward CAE recommendations to the Chairman of the Board of Directors and/or the Company's Chief Executive Officer;

IX. meet the Board of Directors at least quarterly, accompanied by other CAE members, whenever he/she deems necessary; and

X. attend the Annual Shareholders Meeting of the Company accompanied by other CAE members, whenever he/she deems necessary.

Sole paragraph. In his/her absence or temporary unavailability, the Coordinator can be substituted by a member appointed by the own Coordinator or by the majority CAE members.

CHAPTER III
DUTIES AND RESPONSIBILITIES

Art. 11. CAE members must be impartial and skeptical when performing their duties, and mainly concerning judgments in the financial statements and the Company management.

Art. 12 CAE members, whilst performing their duties, must observe the duties of loyalty and diligence, and avoid any situation of conflict that may affect the interests of the Company and its shareholders.

Paragraph 1. A CAE member is not responsible for the illegal acts of another member, except if he or she is conspiring with them or if he or she, in some way, has a part in performing the act.

Paragraph 2. CAE members must immediately inform to the Company about any change in their shareholding position in the Company, which one will inform to the Brazilian Securities and Exchange Commission ("CVM") and to the Stock Exchanges (Brazilian financial intermediaries), where the Company's securities are listed for trading, in accordance with the applicable regulation.

Art. 13 Confidential issues, important for the members of the Board of Directors will be kept under secrecy, pursuant to art. 157, paragraph 5 of Law 6,404/76 and provisions in Instruction no. 358 dated January 03, 2002 issued by CVM.

CHAPTER IV
DUTIES AND ASSIGNMENTS

Art. 14 Besides the other duties that can be assigned to CAE by the Board of Directors or applicable regulations, the CAE will:

I. opine, preliminarily, on the hiring and removal from office of the independent auditor in charge of auditing the financial statements, or any other service provided by such auditor, whether or not it may be related to auditing;

II. analyze the auditor’s annual work plan, discuss the results of the activities performed, revisions made and assess the performance of the independent auditors;

III. supervise independent auditors’ activities to assess their independence, quality and adequacy of the services provided to the Company, including, to the full extent permitted by law, assistance solving any disagreement between the management and the independent auditors concerning the presentation of financial statements;

IV. supervise the activities performed by internal audit department, and for that purpose analyze the annual work plan, discuss the results of the activities performed, the revisions made and assess the performance of internal auditors;

V. supervise and analyze the effectiveness, quality and integrity of the Company’s internal controls over financial reporting, in order to, inter alia, monitor the implementation of the provisions related to: (a) the presentation of the financial statements, including quarterly financial information and other interim statements; and (b) the disclosure of information and evaluations based on adjusted financial data and on non-accounting data,  resulting in unexpected additions to the structure of the usual reports on financial statements;

VI. analyze complaints, anonymous or not, concerning any accounting matters from internal controls or audit, received by the Company, as well as suggest measures that may be taken;

VII. examine, assess and express opinions, in advance, based on the material provided by the Company's management, on  whether the contracts to be signed between the Company, or its subsidiaries, on one hand, and the majority shareholder or its subsidiaries, associated companies, or companies under common control or which may control the said shareholder, or parties related in some other way to the Company, on the other hand, meet the standards that normally apply within the market to similar agreements  between independent parties, with the CAE having the right to request further clarification or the opinion of independent third parties, whenever deemed necessary;

VIII. draw up the annual synthesis report, pursuant CVM rules, to be presented, together with the financial statements, including a description of: (a) its activities, the results and conclusions reached and recommendations made; and (b) any situation where there is a significant disagreement between the Company's management, independent auditors and the Statutory Audit Committee regarding financial statements of the Company; and

IX. assess and monitor the Company exposure to risk, with the right to request detailed information on policies and proceedings related to: (a) remuneration of the management; (b) utilization of the Company assets; and, (c) expenses incurred on behalf of the Company.

Paragraph 1. Within their assignments, CAE will also assess the economic and financial conditions, as provided for in item VII of this article, the contracts that are related to the Regulation for compliance with the Acts ANATEL (Agência Nacional de Telecomunicações) No. 68.276, dated as of October, 31st, 2007 and Regulation for compliance with the Agreement dated as of April, 28th, 2010 concluded with CADE (Conselho Administrativo de Defesa Econômica).

Paragraph 2. In relation to item VI of this article, the Company will establish a complaint procedure, which shall include an email address to which complaints may be sent.

Paragraph 3. Pursuant to the Company-approved Procedure for the Receipt, Processing and Management of Complaints and Reports, the Legal Affairs department will be responsible for the receipt and pre-classification of any complaints, including anonymous complaints, that might be received, and their subsequent reorganization to enable consultation and analysis by the CAE members. These complaints should be accompanied by suggestions regarding possible actions that may be taken.

Paragraph 4. The CAE members, after their analysis and assessment of the complaints received by the Company, and after having identified their origin, must express their opinion and recommend whether they should be brought to the attention of the Board of Directors of the Company for appropriate action to be taken.

CHAPTER V
MEETINGS

Art. 15 CAE will meet whenever necessary, but at least bi-monthly, so that financial information is assessed before becoming public.

Sole paragraph. At the beginning of every financial year, the CAE Coordinator must propose an annual calendar of regular meetings.

Art. 16 CAE meetings will be summoned by its Coordinator, or by 2 (two) of its members, or by the Chairman of the Board of Directors, or by the Chief Executive Officer of the Company.

Paragraph 1. Meetings will be convened by letter, fax or email delivered at least 7 (seven) days prior to the meeting, except in cases of evident urgency, when considered such by the Coordinator, by 2 (two) CAE members, the Chairman of the Board of Directors or the Company's Chief Executive Officer. In all cases the convening notice must include the agenda.

Paragraph 2. The Coordinator, his substitute, or who he/she appoints, will send the supporting documents on the issues for discussion by the CAE, within 5 (five) days prior to the meeting.

Paragraph 3. Independently of the formalities prescribed in this Rule, it will be deemed a regular meeting when all CAE members attend the meeting, in person or in the manner provided in Article 17 of this Rule.

Art. 17 CAE meetings must be preferably held in the head office of the Company, unless otherwise requested by the Coordinator after hearing from the other members of the CAE.

Sole paragraph. CAE members can attend the meetings in audio or videoconference, without prejudice to the validity of the decisions taken. In that case, CAE members will be considered as being at the meeting and must sign the relevant minutes.

Art. 18 Meetings will installed when the majority of CAE members are present.

Art. 19 CAE recommendations and opinions must be approved by the majority of its members attending the meeting, any disagreeing member can express his/her dissent in a separate document and deliver it to the Board of Directors or the management of the Company.

Sole paragraph. CAE members can express their opinion by letter, fax or email, as long as it is received by the CAE Coordinator before the end of the meeting.

Art. 20 The Coordinator may invite any member of the Board of Executive Officers or other executives of the Company to participate in the meetings, as well as third parties who may contribute to the assessment of the issues to be examined by the CAE.

Art. 21 The Legal Affairs Department of the Company will directly support the CAE in its work, and in the organization of meetings and its interaction with the Management and the different Company departments.

Art. 22 A meeting can be suspended or closed where circumstances so require, upon the request of a member of the CAE and after approval of the others.

Sole Paragraph. In the case of a suspended meeting, the Coordinator must schedule a date, hour and place for its continuation, without the need for convening a new meeting in accordance with the above.

Art. 23 CAE's issues, recommendations and opinions will be recorded in the minutes, to be signed by all the members of the CAE present. Said minutes must include the main items discussed, as well as the list of those present, mentioning any justified absences, any irregularities, the measures requested and possible points of dissent between members.

Sole paragraph. Supporting documents of the meetings will be filed in the Company
Offices.

CHAPTER VI
BUDGET, EXPENSES AND REMUNERATION

Art. 24 In performing its role, CAE will have operational autonomy and will be granted an annual budget or a budget per project, within the limits approved by the Board of Directors and in compliance with that requested of the CAE, in order to perform or to request the carrying out of consulting, assessment and research within the scope of its activities, including hiring external legal advisors and other independent experts.

Art. 25 CAE members should receive remuneration, to be proposed by the Remuneration Committee and approved by the Board of Directors of the Company, compatible with their responsibilities, the time dedicated to their roles, their professional skills and reputation, and the market value of their services.

These Internal Regulations  were approved at the Board of Directors' meeting of TIM Participações, S.A., held on the December 23rd, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:December 23, 2013	By:	/s/ Rogerio Tostes

Name: Rogerio Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.